Mail Room 4561

May 13, 2010

Michael D. Murphy
Chief Executive Officer
Fairway Properties, Inc.
1357 Ocean Avenue
Santa Monica, CA 90401

> **Re: Fairway Properties, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 26, 2010**
> **File No. 000-53835**

Dear Mr. Murphy:

We have reviewed your amended filing and response letter dated April 26, 2010, and have the following comments. References to prior comments in this letter relate to comments in our letter dated December 15, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Competition and Advantage, page 12

1.   Please provide us with supporting documentation for your statement, "None of our competitors have access to this sort of information on their website and will not [sic] be able to compete with our ability to drive on-site customer conversions."

Item IA. Risk Factors, page 18

General

2.   We note your response to prior comment 11; however, your disclosure continues to refer to shares offered by this registration statement. Specifically, in the risk factor on page 27, you state, "Due to the speculative nature of our business, it is

probable that the investment in shares offered hereby….” Please revise to remove the suggestion that you are registering an offering of securities.

"Our officers and directors may have conflicts of interest…," page 19

3.   This risk factor and the related risk factor on page 21 are not sufficiently detailed to provide meaningful disclosure. For example, you state generally that your officers and directors "have other business interests to which they devote their time" that may result in conflicts of interest relating to the company. Please revise your risk factor disclosure to identify the other business ventures to which you refer, and to alert investors of the specific conflicts of interest your officers and directors may have as a result of such other ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky. See Item 503(c) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 32

4.   We note your disclosure with respect to the individuals who have beneficial ownership of the shares of Fairway common stock held by each of Niche Technologies, Inc. and Kestrel Holdings, Inc. Please revise the entries for each such individual in the table on page 33 to reflect all of the shares held individually as well as those held beneficially through Niche Technologies, Inc. or Kestrel Holdings, Inc. Please also revise your risk factor on page 24 regarding the controlling ownership interest held by management to reflect consistently and accurately the percentage of your common stock beneficially owned by Messrs. Murphy.

Item 5. Directors and Executive Officers, page 34

5.   Please clarify in what capacity Darren and Robert Murphy are employed at Niche Technologies, Inc. See Item 401(e) of Regulation S-K.

Conflicts of Interest – Niche Properties, page 36

6.   You state that your officers and directors are, or may become, engaged in a variety of other businesses, and that "there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in the participation with such other business entities." Please explain more clearly the nature and extent of potential conflicts regarding corporate opportunities that are presented by the existing and prospective business activities of your executives and the company's business. Revise to identify specifically the other entities with which your officers and directors are currently involved that present a reasonable likelihood of the conflicts you reference. For each such other entity, discuss the priority and preference that it has in relation to Fairway with respect to

the presentation of business opportunities. As an example, discuss more specifically how you will determine whether a corporate opportunity that is presented to one of your officers or directors who is also involved in Niche Properties, such as a potential property listing, should be offered to you or to one of Niche Properties' other ventures.

* * * * * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct all questions to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Attorney Adviser

cc: Via facsimile to: (303) 431-1567
        Michael A. Littman